Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Online Stores, Inc.
1000 Westinghouse Dr., Suite 1,
New Stanton, PA 15672
https://www.onlinestores.com/

Up to $5,000,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Online Stores, Inc.
Address: 1000 Westinghouse Dr., Suite 1,, New Stanton, PA 15672
State of Incorporation: PA
Date Incorporated: January 09, 2003

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 2,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time Based

Friends and family

Invest in the first 72 hours and receive 15% bonus shares

Super early bird

Invest in the next 72 hours and receive 10% bonus shares

Early bird

Invest in next 7 days and receive 5% bonus shares

<u>**Amount Based**</u>

$250+ Tier

- All shareholders get additional discounts at all our stores and faster and cheaper shipping options. Shareholders will get special pricing on all our stores, with 5 to 15% off our already low regular prices. They will also get free shipping on orders over $30 on all our stores (normally $50 - $99 depending on the store) and 30% discount on all expedited shipping. In addition, they will get access to exclusive shareholder deals and discounts, which will be sent out monthly by email. The discounted prices will normally stack with our other promotions to enable our shareholders to get double discounts.

$2,500+ Tier

- Invest $2,500 and receive 15% bonus shares

$5,000+ Tier

- Invest $5,000 and receive 20% bonus shares

$10,000+ Tier

- Invest $10,000 and receive 20% bonus shares + $500 in free products each year as long as the original purchaser still owns all the stock

**All perks occur when offering is complete.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Online Stores, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Online Stores, Inc. ("OLS") is a niche retailer and manufacturer selling flags & flagpoles, safety equipment & PPE, work boots & clothing, chimney pipe & fireplace items, LED lighting, and British tea & food. The Company sells over 50,000 products through its websites, Amazon, Walmart, and through its internal sales team. The Company ships over 500,000 orders per year, and has 15,000,000 website visitors a year. Our opt-in email list has over 1,500,000 subscribers.

Over 40% of sales are the company's branded products. Over 50% of sales are to businesses.

Below is a list of websites owned and operated by Online Stores Inc.

- United-States-Flag.com $14.7M annual sales

- Lightup.com approx. $6.3M annual sales

- Northline Express approx. $9.5M annual sales

- DiscountSafetyGear.com $8.9M annual sales

- ConstructionGear.com $3.1M annual sales

- SafetyGirl.com $0.6M annual sales

- EnglishTeaStore.com $3.5M annual sales

- OnlineStores.com approx. $0.9M annual sales

- Amazon, Walmart & other sales $7.5M annual sales

The websites use a common technology platform and orders are shipped from 3 company warehouses, 2 near Pittsburgh, PA, and 1 in Sparks, NV. The Company employs 130 staff to ship orders, provide customer service, manufacturer products, and develop and operate the websites.

Online Stores, Inc. formed in 2003 as a corporation and then converted to a limited liability company in 2015. In 2021, we converted from an LLC to a corporation to expand the business and conduct a crowdfunding campaign.

Competitors and Industry

Online shopping is one of the most popular online activities worldwide. The global ecommerce retails sales hit a high of $4.28 trillion in 2020 alone. This trend was seen on the national level - $431.6B U.S dollars in 2020 - all the way down to niche online retailers.

Online Stores, Inc. operates in a number of niche markets, and competes in each niche against other specialist companies and larger companies including Home Depot, Walmart, Wayfair, and Amazon.

Online Stores' strategy is to be the best and largest specialist supplier in each niche, with a larger selection of products including its own brands, low pricing, better website and customer service compared to the other specialist companies. We have achieved this position or are very close to it in flags and flagpoles, British food and tea, and chimney components markets. We are major players in construction safety equipment, including logo printed hard hats & vests and commercial LED lighting.

Current Stage and Roadmap

Online Stores has invested over $7,000,000 in developing its websites, order processing and warehouse automation systems over the past 10 years. We use Big Commerce for our websites, Netsuite for order processing and QSSI Powerhouse for warehouse operations. We use over 20 other state of the art software tools for email marketing, managing our product catalog, electronic data interchange with our suppliers, and feeding our catalog of products into Amazon and Wamart marketplaces. We went live in August with an automated call center system powered by AI from Five 9, which handles 40% to 50% of our calls, freeing our agents to talk more to customers wanting to place orders or needing advice.

We are confident that our technology, website design, and marketing skills compare favourably with many of our larger competitors. Two of our stores were ranked as Best Online Shops by Newsweek in 2020 and in 2021, and 3 in 2022.

With our strong technology platform and access to additional capital from the crowdfunding offering, we plan to scale up the business and acquire other niche retail businesses.

We are in the process of expanding our product catalog by over 10%, with thousands of exciting new products. We are also expanding our in house manufacturing capacity and product customization by 300% to improve margins & product availability. We aim to be the low cost producer of many of our top selling products, improving profitabiity and reducing inventory levels.

The company is about to incorporate a wholly-owned subsidary company in Canada, which will provide similar products and services into the Canadian market. We expect to grow our sales by 10% or more by entering the Canadian market in 2022. We are not expecting any funds from the Reg CF campaign to flow to this subsidiary.

We are conducting this crowdfunding campaign to enabled us to grow our business and increase our profitability. With additional funding, we plan to increase the number of products we manufacture ourselves, acquire other ecommerce companies, and expand our existing businesses by adding more products and services. We have a good track record of acquiring other businesses and growing their sales and profitability, for example, we acquired Northline Express in 2017 with at least $2.3M in annual sales and grew it to $15.8M in 2021.

We plan to launch a new ecommerce products and services business to supply the advanced ecommerce technology we use to operate our own business to other small and medium sized retailers and manufacturers.

The Team

Officers and Directors

Name: Kevin Hickey

Kevin Hickey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, Chairman of the Board
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Managing sales, marketing and overall operations. Formulating company strategy and act as chairman of the board of directors. Manage company finances and financial reporting. Communicate with shareholders and other stakeholders. Kevin Hickey is compensated at $100,000 per annum and holds 1,800,000 shares of Online Stores Inc.

Name: John Gilkey

John Gilkey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Direct and manage company operations, including shipping of orders, customer service, systems and website development. Formulate company policies covering employment, terms of business, etc. Negotiate with key suppliers including shipping partners, landlords and suppliers. John Gilkey is compensated at $95,000 per annum and holds 900,000 shares of Online Stores Inc.

Name: Lisa Hickey

Lisa Hickey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Formulate overall business strategy & direction. Investigate new business opportunities. Lisa is a part time member of the executive team. Lisa Hickey is compensated at $90,000 per annum, and holds 3,060,000 share of Online Stores Inc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecommerce industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OnlineStores.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Online Stores could harm our reputation and materially negatively impact our financial condition and business.

Possibility of a COVID-19 Outbreak
An outbreak of COVID-19 in a warehouse could negatively impact company operations. Currently, 70% of our staff have been fully vaccinated.

Our Systems are Complex and May Fail
Our system is complex and depends on multiple cloud based systems supplied by other companies, including Big Commerce, UPS, Oracle and credit card processing companies. System outages by these companies or major Internet disruptions may cause a loss of revenue. Our longest outage in the last 5 years was 6 hours

Compliance Risks
We have complex compliance obligations as we are subject to sales tax laws of all 50 states and the District of Columbia. We also must comply with US customs import

regulations, Chinese export regulation, and Canadian import and sales tax laws. We use appropriate specialist software tools where possible, but we may incorrectly classify products and be subject to back taxes and penalties.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Online Stores Holdings Inc. (51% Lisa Hickey, 30% Kevin Hickey)	6,000,000	Common Stock	80.36

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,466,751 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 350,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our audited operating data for 2019 and 2020.

Revenue

Revenue for fiscal year 2020 was $55,120,381 up 16% compared to fiscal year 2019 revenue of $47,380,688. The COVID-19 pandemic increased retail sales to consumers, as customers purchased more products online. We also sold over $3,000,000 of PPE including face masks, disposable coveralls, and gloves. Sales of commercial LED lighting products fell, as some of our regular customers for these items closed down. Sales of flags and patriotic items for parades, events, and for businesses fell as many events were cancelled, and many businesses including restaurants closed or suspended operations.

Sales by Store in 2020

Flags $14,705,668 (2019 $14,665,425)
NorthLine Express $9,473,824 (2019 $5,876,322)
Discount Safety Gear $8,962,663 (2019 $4,137,413)
Lightup.com $6,251,720 (2019 $10,528,659)
Amazon.com $5,992,918 (2019 $4,370,499)
English Tea Store $3,532,765 (2019 $2,456,097)
Construction Gear $3,134,250 (2019 $2,204,126)
OnlineStores.com $871,192 (2019 $729,174.73)
Safety Girl $641,599 (2019 $651,576)
Amazon Direct $618,998.88 (2019 $1,005,375)

Other Income $934,783.12 (2019 $756,021)

Cost of Sales

Cost of goods sold in 2020 was $40,065,751 an increase of 17% from costs of $34,153,624 in fiscal year 2019. The 1% lower margin was due to packaging materials costs rising 60% to $601,797 in 2020 relating to the pandemic and high demand for cardboard to make boxes.

Gross Margins

2020 gross profit margin was unchanged at 27% as a percentage of revenues.

Expenses

The Company's expenses consist of, among other things, advertising, salaries and wages, and general and administrative expenses.

Advertising cost rose from $5,167,514 to $5,442,382 - a 5% increase. Advertising competition fell in 2020 as some companies closed due to the pandemic. Salaries and wages rose from $4,925,238 to $5,022,052, just a 2% increase as we improved productivity. General and administrative expenses were essentially unchanged at $2,869,184, and development expenses rose to $716,152 from $436,636 as we added many new features.

Net Income

Net income was $522,138 compared to a loss of ($638,864) in 2019.

Historical results and cash flows:

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. Our year-to-date sales to Oct 30, 2021 are $47.9M, compared to $45.1M for the same period in 2020. We expect our full year 2021 sales $56M to $58M, compared to $55.1M in 2020. We expect our operating income to be in the range of $1M to $1.5M for the full year 2021. This includes $922,000 due to our largely forgiven PPP loan, which has been formally received.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have a $6M line of credit with First National Bank of PA. The Company has a strong credit history with it's major suppliers. Several suppliers provide the Company with credit lines over $500,000 to purchase their products, and some offer extended payment terms of 90 days or longer based on our credit history.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is not dependant on any additional funding from the current offering. It has been able to operate and grow for 18 years without access to significant external financing. The additional financing, however, will enable the Company to grow at a much faster rate by expanding its range of products, improving profitability, and acquiring other ecommerce businesses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company is profitable and is meeting all its financial obligations including taxes, payroll, and supplier payments.

Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if we reach our maximum funding goal of $5M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Indefinitely as the company is currently profitable. Based on our current average monthly expenses of $800,000 the minimum funding provides less than 1/2 a day of coverage of our expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely as the company is currently profitable. Based on our current average monthly expenses of $800,000 the maxium funding provides approximately 6 months of coverage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have access to a $6M line of credit secured against our inventory value. FNB has indicated they will shortly increase our line to $7M.

Indebtedness

- **Creditor:** First Nation Bank of Pennsylvania
  Amount Owed: $5,750,000.00
  Interest Rate: 3.5%
  Maturity Date: December 01, 2023
  $6,000,000 line of credit secured against assets of company, primarily inventory and receivables

- **Creditor:** US Bank
  Amount Owed: $73,319.66
  Interest Rate: 0.47%
  Maturity Date: April 01, 2025

- **Creditor:** Wells Fargo Equipment Finance
  Amount Owed: $5,874.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2022
  Equipment Lease $1 Buyout

- **Creditor:** Lenovo Financial Services
  Amount Owed: $30,875.75
  Interest Rate: 1.0%
  Maturity Date: July 01, 2022
  Equipment Lease $1 Buyout

- **Creditor:** PNC Equipment Finance
  Amount Owed: $2,440.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2021
  Equipment Lease $1 Buyout

- **Creditor:** PNC / SBA PPP Loan
  Amount Owed: $26,677.00
  Interest Rate: 2.0%
  Maturity Date: April 30, 2022
  Residual Balance of PPP Loan

- **Creditor:** US Bank
  Amount Owed: $14,439.00
  Interest Rate: 8.35%
  Maturity Date: April 01, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $18,666,877.50

Valuation Details:

Online Stores, Inc. determined its pre-money valuation based on an analysis of multiple factors including: (i) sales revenue multiple, (ii) comparable entity analysis, and (iii) leadership's value of the business.

First, the company valued its 2020 sales revenue which was $55.1M and multiplied this by 34%. We considered sales of companies in e-Commerce and distribution sold within the last 3 years and found an average price to sales ratio of 77%. We discounted this number as most transactions were to strategic buyers.

The company has invested in developing its websites, systems and technology, as well as developing awareness of it's websites, brands and products. We considered the value of our website traffic, our email lists, our brands and domain names, and wholesale customers, as well as the capability of our systems and recent website awards we have won.

The Company determined its pre-money valuation internally without a third party valuation. The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock, and in making this calculation, we have assumed all outstanding options with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  93.0%
  Expanding our inventory to be able to generate additional sales revenue.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  30.0%
  Expanding our inventory by $1.5M.

- *Working Capital*
  20.0%
  We plan to use $1M to pay our suppliers faster to obtain additional discounts,

which we expect to improve profitability.

- *Acquisitions*
  20.0%
  We will use $1M to acquire niche ecommerce businesses, which will increase our sales and profitability. We have a good track record of successful acquisitions, including Northline Express, which is now one of our best business units.

- *Operations*
  23.0%
  We will use $1,150,000 to expand our manufacturing capability to make more of the products we sell. This will improve our margins and give us more control of product quality and specifications. We will also invest in expanding our warehouse facilities in New Stanton.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.onlinestores.com/ (www.onlinestores.com/shareholders).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/onlinestores

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Online Stores, Inc.

[See attached]

ONLINE STORES, LLC
New Stanton, Pennsylvania

Financial Statements
For the years ended December 31, 2020 and 2019

and Independent Auditors' Report Thereon

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

C O N T E N T S

SCHNEIDER DOWNS
Big Thinking. Personal Focus.

INDEPENDENT AUDITORS' REPORT

Members
Online Stores, LLC
New Stanton, Pennsylvania

We have audited the accompanying financial statements of Online Stores, LLC (Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Stores, LLC as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
May 28, 2021

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street
Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

1660 International Drive
Suite 600
McLean, VA 21102
TEL 571.380.9003

ONLINE STORES, LLC

BALANCE SHEETS

	December 31 2020	December 31 2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 247,550	$ 75,983
Accounts receivable, net	1,095,793	769,771
Inventory, net	9,859,508	9,637,408
Prepaid expenses and other current assets	491,629	496,688
Total Current Assets	11,694,480	10,979,850
PROPERTY AND EQUIPMENT		
Computers, software and hardware	2,165,398	1,767,435
Machinery and equipment	1,619,181	1,502,613
Leasehold improvements	855,167	855,167
Office equipment and furnishings	908,642	897,609
	5,548,388	5,022,824
Less - Accumulated depreciation	4,445,016	3,878,251
	1,103,372	1,144,573
Assets not yet placed in service	418,706	408,562
	1,522,078	1,553,135
GOODWILL AND OTHER INTANGIBLE ASSETS, net	345,945	298,171
OTHER ASSETS	57,562	57,511
	$ 13,620,065	$ 12,888,667

	December 31	
	2020	2019
LIABILITIES		
CURRENT LIABILITIES		
Line of credit	-	$ 4,730,791
Current portion of long-term debt and notes payable	$ 354,796	134,741
Accounts payable	6,151,348	6,715,859
Accrued liabilities:		
Accrued payroll and related expenses	236,976	144,959
Accrued warranties and returns	78,935	78,937
Other accrued expenses	424,664	352,312
Total Current Liabilities	7,246,719	12,157,599
LINE OF CREDIT	4,532,351	-
LONG-TERM DEBT AND NOTES PAYABLE	788,075	104,735
ACCRUED ROYALTIES	114,934	178,660
MEMBERS' EQUITY		
COMMON UNIT MEMBER (6,000,000 units issued at December 31, 2020 and 2019)	339,060	(74,960)
SERIES A PREFERRED UNIT MEMBER (1,105,228 units issued at December 31, 2020 and 2019)	598,926	522,633
	937,986	447,673
	$ 13,620,065	$ 12,888,667

See notes to financial statements.

ONLINE STORES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
NET SALES	$ 55,120,381	$ 47,380,688
COST OF SALES	40,065,751	34,153,624
Gross Profit	15,054,630	13,227,064
OPERATING EXPENSES		
Advertising	5,442,382	5,167,514
Salaries and wages	5,022,052	4,925,238
General and administrative	2,869,184	2,861,222
Development	716,152	436,636
	14,049,770	13,390,610
Operating Income (Loss)	1,004,860	(163,546)
OTHER EXPENSE		
Miscellaneous	(110,858)	(124,200)
Interest expense, including amortization of deferred finance charges	(336,306)	(349,865)
Loss on sale of equipment	(35,558)	(1,253)
	(482,722)	(475,318)
Net Income (Loss)	522,138	(638,864)
MEMBERS' EQUITY		
Beginning of year	447,673	1,086,537
Distributions	(31,825)	-
End of year	$ 937,986	$ 447,673

See notes to financial statements.

[This Page Intentionally Left Blank.]

ONLINE STORES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 522,138	$ (638,864)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	657,468	596,506
Change in allowance for doubtful accounts	-	
Change in allowance for obsolete inventory	147,893	10,414
Loss on sale of equipment	35,558	1,253
Changes in assets and liabilities:		
Accounts receivable	(326,022)	(294,881)
Inventory	(369,993)	69,286
Prepaid expenses and other current assets	5,059	(256,187)
Other assets	(51)	74
Accounts payable	(564,511)	915,278
Accrued payroll and related expenses	92,017	(45,384)
Other accrued expenses	75,321	(118,060)
Net Cash Provided By Operating Activities	274,877	239,435
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(509,390)	(524,171)
Payments for domain name and product certification	-	(20,881)
Payments of royalties to former owners	(66,697)	(61,340)
Net Cash Used In Investing Activities	(576,087)	(606,392)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Payments on) Proceeds from line of credit, net	(198,440)	487,577
Proceeds from long-term debt and notes payable	949,000	-
Payments for deferred financing charges	(105,453)	-
Payments on long-term debt and notes payable	(140,505)	(223,607)
Member distributions	(31,825)	-
Net Cash Provided by Financing Activities	472,777	263,970
Net Increase (Decrease) In Cash And Cash Equivalents	171,567	(102,987)
CASH AND CASH EQUIVALENTS		
Beginning of year	75,983	178,970
End of year	$ 247,550	$ 75,983

	2020	2019
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 357,000	$ 311,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2020 and 2019, the Company financed equipment purchases totaling $94,900 and $286,764, respectively.

During 2020, the Company effectively refinanced all outstanding borrowings on the line of credit that expired November 2020 with a new agreement for approximately $3,767,000.

During 2020, the Company effectively refinanced $3,200,000 of their base rate line of credit into a LIBOR line of credit with the same institution in conjunction with the provisions of the debt agreement.

See notes to financial statements.

NOTE 1 - ORGANIZATION

The Company is an online retailer offering merchandise for sale primarily over the internet. The Company's merchandise offerings include flags, tea, kitchen supplies, power tools, landscaping tools, gifts, safety supplies, mobile cases, pool toys and accessories, construction gear and clothing, LED lighting for homes, offices and warehouses, and chimney products for residential homes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company maintains cash at financial institutions that may exceed federally insured amounts at times. The Company has not experienced any losses on such accounts. In addition, the Company considers all highly liquid investments with a purchased maturity of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable consist primarily of trade amounts due from customers, marketplace retailers and from credit card transactions that have not cleared at year-end and are stated at amounts the Company expects to collect. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy. Decisions to write off receivables are based on management's judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. The allowance for doubtful accounts approximated $1,000 as of December 31, 2020 and 2019. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory - Inventory is valued at the lower of cost, as determined by the first-in, first-out (FIFO) method or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less reasonably practicable costs of completion, disposal and transportation. The Company establishes reserves for estimated obsolescence or damage equal to the difference between the cost of inventory and the estimated realizable value based on assumptions about future demand and market conditions. The Company has a policy for evaluating slow-moving inventory and recorded a reserve of approximately $425,000 and $277,000 at December 31, 2020 and 2019, respectively. This reserve is included on the balance sheet as a direct reduction to inventories.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment - Property and equipment are recorded at the lower of cost or fair value. The Company depreciates the cost of equipment and other depreciable assets on the straight-line method over the estimated useful lives of the assets. For the years ended December 31, 2020 and 2019, depreciation expense approximated $600,000 and $522,000, respectively. Costs incurred to develop software for internal use and the Company's websites, and costs incurred that result in additional functionality of websites, are capitalized and amortized over the estimated useful life of the software and are included as a component of computers, software and hardware. Costs related to maintenance of the Company's internal use software and websites are expensed as incurred. These costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying and merchandising selection. Upon retirement or other disposition of property and equipment items, cost and the related accumulated depreciation are removed from the accounts. The resulting gain or loss is reflected in other expense on the statements of operations and changes in members' equity. Repairs and maintenance are charged to income when incurred.

Goodwill and Other Intangible Assets - The Company's intangible assets are composed of goodwill, debt financing costs and loan origination fees, patents, domain names, product certifications and non-compete agreements. Throughout the normal course of business, the Company acquires various domain names, in addition to that noted above, subject to amortization over a useful life of seven years. Patents pertaining to technology incorporated into certain products are subject to amortization over a useful life of seven years. Deferred financing costs related to the Company's line-of-credit agreement (Note 5) and are being amortized over the life of the agreement.

The Company has adopted the goodwill accounting alternative for private companies, under which goodwill is tested for impairment when a triggering event occurs that indicates the fair value of a company (or a reporting unit) may be below its carrying amount. Management has determined the useful life of the Company's goodwill to be 10 years and elected to test the goodwill for impairment at the Company level. The Company has elected to utilize 10 years due to the fact that this period of time best matches the useful lives of many of the assets acquired in conjunction with its acquisitions. Based on the Company's qualitative analysis, the Company determined that it is more likely than not that goodwill and other intangible assets were not impaired at December 31, 2020 and 2019.

Impairment of Long-Lived Assets - Long-lived assets, including property and equipment and intangible assets, are reviewed when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The carrying amount of the assets is compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. Cash flows are projected based on historical results and exceptions. If the undiscounted cash flows are less than carrying value, fair value is determined using discounted cash flow techniques, appraisals or comparison to similar transactions, and the resulting impairment is recorded. Based on management's evaluation, there was no impairment as of and for the years ended December 31, 2020 and 2019.

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company discloses the category of assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in valuation. (See Note 10.)

Product Warranties and Returns - The Company provides a one-year warranty on a certain flag products. The Company assesses the adequacy of its recorded warranty liability annually and adjusts the amount as necessary based on anticipated warrant claims. The reserve for warranties was $24,000 at December 31, 2020 and 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains a reserve for returns based on estimates of future product returns related to current-year revenues and historical experience. The Company analyzes historical returns, current economic trends and changes in customer demand when evaluating the adequacy of the sales returns reserve. The reserve for returns was approximately $55,000 at December 31, 2020 and 2019.

The Company has a contingent consideration as a result of the acquisition of NorthlineExpress.com in 2017 owed to the previous owner of the entity based on a percentage of sales. In 2019 and 2020, the Company revised the estimated contingent consideration based on increased sales over the years, in an amount of $120,000 for both years, which was recorded in Other Expense on the statement of operations.

Revenue Recognition - The Company adopted Accounting Standards Codification (ASC or Codification) Topic 606, Revenue from Contracts with Customers, effective January 1, 2020, using the modified retrospective approach. The Company applied the standard to contracts that were not completed as of the adoption date, with no cumulative effect adjustment required at the date of adoption.

Revenue is recognized when performance obligations under the terms of the contact are satisfied. Generally, performance obligations are satisfied at a point in time when control of the product is transferred, the fee is fixed or determinable and collection is probable. The point in time in which the Company transfers control is based on when shipment has occurred, and the customer has legal title and the significant risks and rewards of ownership of the asset.

Topic 606 includes an accounting policy election that permits the Company to account for shipping and handling activities that occur after the customer has obtained control of a good as a fulfillment cost rather than as an additional promised service. The Company has elected to apply this election.

The Company primarily utilizes fixed-price contracts with customers and generates revenue from product sales that is recognized when the product is shipped from one of the warehouse locations. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring its products to customers. As such, revenue is recorded net of promotional discounts, rebates, returns and warranty allowances, if applicable. Sales and other taxes are excluded from revenue. Customer payment terms vary depending on various considerations, including the platform in which the sale takes place.

The Company may provide warranties under its contracts in accordance with contract requirements. Such warranties are common in the industry and generally require that the product is free of errors, omissions or defects. Such warranties are intended to provide the customer with basic assurances that the product will be suitable for the intended purpose. The Company generally does not sell warranties separately and has no history of incurring costs of significance pursuant to satisfying warranty provisions. Accordingly, the Company's warranty responsibilities do not give rise to a separate performance obligation.

Cost of Sales - Cost of sales consists of purchased merchandise and related goods and the applicable transportation expense incurred for these purchases. Payment processing and related transaction costs, including those associated with seller transactions, are included as a component of cost of sales in the statements of operations and amounted to approximately $2,423,000 and $2,052,000 for the years ended December 31, 2020 and 2019, respectively.

Taxes Collected from Customers and Remitted to Government Authorities - The Company records taxes collected from customers, such as sales taxes, on the net basis by not including these taxes in revenue or expense. These taxes collected are recorded as a component of other accrued expenses in the balances sheets, and the liability is removed when the taxes are remitted to the government authority. As of December 31, 2020 and 2019, approximately $304,000 and $300,000, respectively, had not yet been remitted.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs - Expenditures for advertising are expensed as incurred. Advertising expenses approximated $5,442,000 and $5,168,000 for the years ended December 31, 2020 and 2019, respectively.

Shipping and Handling Costs - Shipping and handling costs billed to customers are included within net sales. Total shipping and handling expenses approximated $7,705,000 and $7,111,000 for the years ended December 31, 2020 and 2019, respectively, and are included within cost of sales.

Income Taxes - The Company is registered as limited liability company and has elected to be taxed under the provisions of Section 701 of the Internal Revenue Code (IRC). Under those provisions, the Company does not pay federal and state corporate income taxes on its taxable income, since the tax effects of its activities are the responsibility of the individual stockholders; therefore, no tax provision is reflected in these financial statements.

The Company accrues interest and penalties related to unrecognized tax benefits in other expense, if incurred. As of December 31, 2020 and 2019, the Company is unaware of any uncertain tax positions, therefore no provision has been made. The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions, but income is passed through to stockholders. Returns are subject to examination by the relevant taxing authorities for a number of years after the returns have been filed. The Company is no longer subject to examinations by taxing authorities in any major tax jurisdiction for years before December 31, 2017.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. Management has evaluated subsequent events through May 28, 2021, the date on which the financial statements were available to be issued.

Recent Accounting Pronouncements - In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) (ASU 2016-02), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The ASU is expected to impact the Company's financial statements, since the Company has certain operating lease arrangements for which it is the lessee. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The standard is effective for fiscal years beginning after December 15, 2021, as amended by ASU 2020-06. Early adoption is permitted. The Company is assessing the impact this ASU will have on its financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides optional expedients to ease the potential burden of accounting for the effects of the reference rate reform as it pertains to contract modifications of debt and lease contracts and derivative contracts identified in a hedging relationship. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently assessing the impact that ASU 2020-04 will have on its financial statements.

NOTE 3 - INVENTORY

Inventories at December 31 are as follows:

	2020	2019
Product inventory	$ 9,453,461	$ 9,484,575
Prepaid Inventory	831,172	430,065
	10,284,633	9,914,640
Less - reserve for obsolescence	(425,125)	(277,232)
Total inventory	$ 9,859,508	$ 9,637,408

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of goodwill and other intangible assets subject to amortization as of December 31 is as follows:

	2020		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Goodwill	$ 345,775	$ (141,656)	$ 204,119
Domain names	310,884	(271,582)	39,302
Deferred financing costs	105,453	(2,929)	102,524
Patents and certification	21,884	(21,884)	-
Non-compete agreements	5,000	(5,000)	-
	$ 788,996	$ (443,057)	$ 345,945

	2019		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Goodwill	$ 345,775	$ (116,439)	$ 229,336
Domain names	310,884	(256,565)	54,319
Deferred financing costs	92,369	(78,753)	13,616
Patents and certification	21,884	(20,984)	900
Non-compete agreements	5,000	(5,000)	-
	$ 775,912	$ (477,741)	$ 298,171

Amortization expense for the years ended December 31, 2020 and 2019 approximated $58,000 and $74,000, respectively. Upon termination of the line-of-credit agreement, the Company wrote off the fully amortized deferred financing costs and related accumulated amortization, which approximated $92,000.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

The approximate annual amortization expense for goodwill and other intangible assets subsequent to December 31, 2020 is as follows:

Year Ending December 31,	Other Intangible Assets	Goodwill	Total
2021	$ 48,000	$ 35,000	$ 83,000
2022	46,000	35,000	81,000
2023	42,000	35,000	77,000
2024	5,000	35,000	40,000
2025	1,000	22,000	23,000
Thereafter	-	42,000	42,000
	$ 142,000	$ 204,000	$ 346,000

NOTE 5 - LINE OF CREDIT

In June 2015, the Company entered into a revolving loan and security agreement with UPS Capital Corporation (UPS) for a maximum borrowing of $5,000,000, as amended in August 2017. The available borrowings are limited by a borrowing base calculation, which is defined as the sum of eligible accounts receivable plus the value of eligible inventory minus the aggregate amount of reserves. The loan bears interest, payable monthly, at a base rate (U.S. prime lending rate, 4.75% at December 31, 2019) plus an interest margin of (i) 1.00% per annum, if the UPS Usage Percentage for the fiscal quarter then ending was greater than or equal to 75.00% (ii) 1.50% per annum, if the UPS Usage Percentage for the fiscal quarter then ending was less than 75.00% but greater than or equal to 65.00% and (iii) 2.25% per annum, if the UPS Usage Percentage for the fiscal quarter then ending was less than 65.00%, with the UPS Usage Percentage defined as the UPS Transportation Spend divided by the Aggregate Transportation Spend for such period. The UPS Usage Percentage for the fourth fiscal quarter ended in 2019 was 55.9% (interest margin of 2.25% as of December 31, 2019). The effective rate at December 31, 2019 was 7%. In December 2019, the Company amended the terms of the line of credit with UPS, which included a waiver for noncompliance of the fixed-charge ratio as of December 31, 2019 and reducing the maximum available borrowings to $5,000,000. On May 12, 2020, the Company amended the terms of the line of credit with UPS, which included a waiver for noncompliance of the net worth requirement as of December 31, 2019 and reducing the net worth requirement to $500,000. The loan expired on November 30, 2020 and was refinanced into a new loan with a new institution.

Effective November 2020, the Company entered into a new line of credit with First National Bank that provides maximum borrowings up to $6,000,000. The outstanding balance of the previous line of credit of $3,766,935 was effectively refinanced under the new agreement. The agreement provides the option for the Company to hold a line of credit balance (base rate loan) or convert the outstanding balance or a portion of the balance into a LIBOR loan. Interest on the base rate loan is calculated as the greater of the federal prime rate plus 0.50%, the federal funds rate plus 0.50%, or the one-month LIBOR plus 1.50% (effectively 3.75% at December 31, 2020). Interest on the LIBOR loan is calculated as LIBOR (0.15% at December 31, 2020) plus an applicable margin (effectively 3.50% at December 31, 2020). The outstanding balance on the base rate loan and LIBOR loan as of December 31, 2020 was $1,332,351 and $3,200,000, respectively. The line is collateralized by all of the Company's assets. The agreement expires in November 2023. The Company's line of credit agreement includes certain financial covenants, of which the most restrictive is to maintain a minimum fixed-charge coverage ratio. The Company was in compliance with financial covenants as of December 31, 2020.

NOTE 6 - LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt and notes payable at December 31 consist of the following:

	2020	2019
Equipment note payable to Wells Fargo, maturing in January 2022, payable in monthly installments of $762, including interest of 9.80%, collateralized by the equipment purchased.	$ 10,380	$ 19,056
Equipment note payable to Wells Fargo, maturing in January 2022, payable in monthly installments of $381, including interest of 9.80%, collateralized by the equipment purchased.	5,547	9,878
Equipment note payable to Balboa Capital Lease, maturing in April 2020, payable in monthly installments of $13,716, including interest of 8.90%, collateralized by the equipment purchased.	-	38,313
Equipment note payable to Lenovo Financial Services, maturing in payable in July 2022, payable in monthly installments of $2,529, including interest of 0.61%, collateralized by the equipment purchased.	51,646	73,335
Equipment note payable to DeLage Landen Financial Services, maturing in February 2021, payable in monthly installments of $1,058, including interest at 5.60%, collateralized by the equipment purchased.	1,908	14,135
Equipment note payable to Marlin Business Bank, maturing in December 2020, payable in monthly installments of $945, including interest at 6.47%, collateralized by the equipment purchased.	-	8,875
Equipment note payable to U.S. Bank, maturing in September 2020, payable in monthly installments of $970, including interest at 13.00%, collateralized by the equipment purchased.	-	7,599
Equipment note payable to U.S. Bank, maturing in April 2022, payable in monthly installments of $1,876, including interest at 8.35%, collateralized by the equipment purchased.	29,764	48,763
Equipment note payable to PNC Bank, maturing in December 2021, payable in monthly installments of $767, collateralized by the equipment purchased.	9,761	19,522
Equipment note payable to U.S. Bank, maturing in April 2025, payable in monthly installments of $1,817, including interest at 0.47%, collateralized by the equipment purchased.	84,865	-
Subtotal	193,871	239,476

NOTE 6 - LONG-TERM DEBT AND NOTES PAYABLE (Continued)

	2020	2019
Balance Forward	$ 193,871	$ 239,476
Small Business Administration - Paycheck Protection Loan payable in equal monthly installments, including interest at 1.00%, maturing in April 2022.	949,000	-
	1,142,871	239,476
Less - Current portion of long-term debt	354,796	134,741
	$ 788,075	$ 104,735

On April 19, 2020, the Company entered into a term note with a principal amount of approximately $949,000 pursuant to the Paycheck Protection Program (PPP Term Note) under the Coronavirus Aid, Relief and Economic Security Act (CARES Act), as amended by the Paycheck Protection Program Flexibility Act in June 2020. The PPP Term Note is evidenced by a promissory note, bears interest at a fixed annual rate of 1.00% with a two-year maturity and is payable in monthly installments beginning the earlier of 10 months or the date the Company receives notice of partial forgiveness. The PPP Term Note may be accelerated upon the occurrence of an event of default. It is unsecured and guaranteed by the United States Small Business Administration (SBA). Under the CARES Act, the Company may apply for forgiveness of the PPP Term Note, with the amount available to be forgiven equal to the sum of eligible payroll costs, covered rent and mortgage obligations and covered utility payments incurred by the Company during the 24-week period beginning upon receipt of PPP Term Note funds, April 30, 2020, calculated in accordance with terms of the CARES Act. The Company believes they have utilized all proceeds from the PPP Term Note for eligible payroll expenses and submitted for forgiveness of the PPP Term Note in December 2020. As of the date of this report, the Company has not received confirmation of forgiveness from the SBA.

The approximate aggregate annual amounts of principal payments required on loans payable subsequent to 2020 are as follows:

Year Ending December 31	Total
2021	$ 355,000
2022	686,000
2023	72,000
2024	21,000
2025	9,000
	$ 1,143,000

NOTE 7 - PROFIT-SHARING PLAN OBLIGATIONS

The Company has a defined contribution profit-sharing plan, covering substantially all employees, under Section 401(k) of the Internal Revenue Code. Participants may voluntarily contribute, up to IRS limits, a portion of their compensation to the plan. The Company has a discretionary matching contribution to match participant contributions 100% up to 3% of compensation and 50% of salary deferral between 3% and 5% of compensation. The Company contributed approximately $74,000 and $82,000 for the years ended December 31, 2020 and 2019, respectively.

NOTE 8 - LEASE AGREEMENTS

The Company leases three warehouses under operating lease arrangements expiring through 2023. The lease expense for the years ended December 31, 2020 and 2019 approximated $863,000 and $858,000, respectively.

Future minimum lease payments on these non-cancelable operating leases, as of December 31, 2020 are as follows:

Year Ending December 31		Amount
2021	$	587,000
2022		507,000
2023		42,000
	$	1,136,000

NOTE 9 - RELATED-PARTY TRANSACTIONS

The Company made purchases of approximately $2,087,000 and $2,408,000 from the Series A preferred unit holder during the years ended December 31, 2020 and 2019, respectively. Additionally, the Company has accounts payable to the preferred unit holder of approximately $373,000 and $539,000 for the years ended December 31, 2020 and 2019, respectively.

NOTE 10 - FAIR VALUE MEASUREMENT

The Company categorizes assets and liabilities measured at fair value into one of three different levels, depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. This topic's hierarchy of fair value is defined as follows:

> Level 1 - Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities.
>
> Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, or on quoted prices in markets that are not active, but for which significant inputs are observable, either directly or indirectly.

NOTE 10 - FAIR VALUE MEASUREMENT (Continued)

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, a line of credit, accounts payable, accrued liabilities and long-term debt obligations. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to their short-term nature. The carrying value of the line of credit and long-term debt obligations approximates fair value for the years ended December 31, 2020 and 2019, since the interest rates are market-based and are generally adjusted periodically. Long-term debt obligations that contain fixed interest rates approximate fair value, since the interest rates are representative of current market rates.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company is involved in limited disputes in the normal course of business, the ultimate outcome of which cannot presently be determined. Based on facts currently available, management does not believe the outcome of these matters will have a material impact on the accompanying financial statements

[This Page Intentionally Left Blank.]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Online Stores

A platform for online retailers selling niche products


OnlineStores™
Invest in the future of niche retail.

Website New Stanton, PA E-COMMERCE

Online Stores is a web platform to sell and distribute niche products, with $55M in sales in 2020.

$0.00 raised

0 Investors	$18.7M Valuation
$2.50 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Big market: Online Stores websites get a combined 15M visits a year and serves 500,000 customers annually.
- Customer satisfaction: Honored by Newsweek as one of the Best Online Shops of 2021.
- Accelerated growth: OLS has a 22% average compound growth rate for 20 years using only retained profits and a secured bank line of credit.

OVERVIEW

A website for niche businesses to thrive

Online Stores Inc. is a retailer and manufacturer based in New Stanton, PA that sells a variety of niche items from English tea to LED lighting. The mission is to provide a one-stop hub for small companies to grow their sales and sell their merchandise, without having to invest in their own warehouse or website. OLS has 3 warehouses: 2 outside Pittsburgh, Pennsylvania and the other in Sparks, Nevada.


OnlineStores™
We Make It Possible For
Small Businesses To Thrive

OLS was founded in 2001 by husband and wife duo, Kevin and Lisa Hickey, in their basement. The Company now employs 135 staff.

THE PROBLEM

Selling online is costly and timely for new online retailers

Niche online retailers have to create and maintain their own website, technology, warehouse, fulfillment, and customer service model. Building and marketing an online store is a tremendous undertaking for a new business, which have limited brand recognition and resources.


Running A
Small Business
Is Hard

SMALL BUSINESSES NEED TO

handle technology, warehouses, fulfillment, websites, and customer service models

BUT ITS EXPENSIVE & CONFUSING

to invest in their own warehouse or website

THE SOLUTION

A one-stop hub for retailers

Online Stores is a hub for online retailers who are looking to provide a quality shopping experience. We recognize value and service is what brings people back to our platform. We sell a diverse selection of products to a diverse group of buyers. It's allowed us to invest $7 million dollars developing an integrated order processing and warehouse management system that we believe outperforms those used by companies significantly larger than us. That is why some of our websites were recognized as being among the Best Online Shops in their categories by Newsweek in 2020, 2021 and 2022.

We've found our own ways to eliminate costs and improve operations without sacrificing our relationship with suppliers and buyers. Through our widely recognized and trusted brand name, we are able to build repeat business and website traffic.

OnlineStores™

Multiple Small Businesses Sharing A Platform & A Warehouse


Wall Mount Flag Pole Kits
Residential and Commercial Grade Available

Online Stores takes the stress of websites, warehouse storage and distribution off small business owners' plates

COMPANIES ON OUR PLATFORM INCLUDE:

Rugged Blue
Discount Safetygear
LightUp
ETS
Northline Express
SafetyGirl
Super Tough
United States Flag Store
Construction Gear.com
WoodEze
Lumegen

Pride in Our Customer Service

To address the natural pain points of shopping, we have invested a substantial amount of time in developing our own customer service team that customers can call directly with product questions. We work with Five 9, a leading AI call center provider to automate our calls. We also integrated our website with our business systems to automate product reordering and drop shipping.



OnlineStores
Home Decor
Furniture
Outdoor Living
Fireplace and Chimney
Lighting
Grilling
Food and Beverage
Tea
Chocolate and Treats
Start chatting
1 (877) 734-2458

SUPPORT FOR CUSTOMERS

the website has a support feature for shoppers in addition to a customer support line customers can call with questions

THE MARKET

$55M in sales reached in 2020

Online shopping is one of the most popular online activities worldwide. Not surprising, the global e-commerce retails sales hit a high of $4.28 trillion in 2020 alone. This trend was seen on the national level ($431.6B U.S dollars in 2020) all the way down to niche online retailers. Evident by the fact that there are 2,000+ niche online retailers, generating over $50B annual sales in the U.S. alone (Source: Pipecandy.com).


4,000+
niche online retailers making
over
$50 Billion
annual sales generated

We also felt the benefits of this industry. Our sales reached $55M in 2020, and in October 2021 we had a record sales month, with $5.95M sales. Our advanced demand planning system has enabled us to remain well stocked. We currently have 30,000 products in stock and ready to ship, plus another 30,000 that we can drop ship.

**30,000 PRODUCTS IN STOCK,
30,000 PRODUCTS READY TO DROP SHIP**



OUR TRACTION

Serving 500,000 customers a year

We are proud that we serve 500,000 customers a year with high satisfaction rates.


15 Million
website visitors per year
500,000
orders shipped per year
1.5 Million
people on opt-in email list

We have a proven success rate of growth. Between 2010 and 2020, Online Stores has grown from a $27M to a $55M business. In 2020 alone, Online Stores saw a 15% growth in business. Now, we're one of America's largest niche retailers. We've grown at a 22% average compound growth rate for 20 years strong, and we look forward to keeping true to that momentum.


ONLINE STORES REVENUE GROWTH
$3M
$27M
$55M
2001
2010
2020

WHY INVEST

Order quality retail products with ease

Our vision is for Online Stores to become a household name in the U.S. and internationally within 5 years. But as of right now, we pride ourselves on offering quality products, friendly 24/7 customer service, fast delivery, and expert product knowledge.



January 2003
Company Founded
United States Flag Store incorporates as Online Stores Inc.

January 2004
English Tea Store
English Tea Store is founded, based on Kevin's passion for good tea!

February 2006
Moved to Westinghouse Dr 40,000 sq ft warehouse
Online Stores moves into a new warehouse facility, which will be expanded to over 100,000 sq ft

2007
Discount Safety Gear Founded
Discount Safety Gear is founded, focusing on products from nearby MSA including hard hats & safety glasses

June 2008
Construction Gear Acquired
Construction Gear store was acquired, along with Rugged Blue brand name

July 2010
Safety Girl Acquired
Safety Girl website and brand name acquired

July 2016
Lightup Store and Lumegen Brand founded
After 12 months of market research and preparations, Lightup Store and Lumegen brand are founded

March 2017
Northline Express Acquired
Northline Express business acquired, major website update implemented in 2 months

Dec 2020
Sales Hit $55M
Sales Hit $55M despite COVID pandemic

Meet Our Team



Kevin Hickey

CEO, Director, and Chairman

Kevin founded Online Stores with his wife Lisa, working out his basement in 2003.

Kevin has a Masters Degree in Engineering from Cambridge University in England, awarded 1983. Kevin founded his first company is England in 1987, supplying engineering diagnostic software shortly after the introduction of the PC. He was appointed VP of Sales and Marketing to Relex Software in 1998, who develop engineering test software, and started to use the Internet for product marketing. Kevin left in January 2000 to form a freelance online marketing consultancy. This led to the development of an online retail businesses, which evolved into Online Stores.



John Gilkey

COO

John was enlisted in the USAF from 1983 to 1987, and worked as a civilian for the USAF from 1987 to 1997 in the testing and calibration of advanced electronic, computer and telecommunication systems. John worked in the telecommunications industry from 1997 to 2002. John has extensive experience running the operations of Online Stores since the company was founded, and has broad experiece in all aspects of ecommerce, logistics, shipping, manufacturing and management.



Lisa Hickey

President

Lisa founded Online Stores with her husband Kevin in 2003.

Lisa has broad experience in management and established the management team and company policies from the start of the business. She helps formulate company strategy and direction, and assists with HR issues.



Crystal Rhome

Director of Technology

Crystal joined Online Stores in 2005 after completing a Network Security course at the Pittsburgh Technical Institute. She was the first member of the IT depart, and has led the group from the start. She is now manages website development, systems & security in addition to the order processing and ERP systems. Her great strength is her ability to dive in and learn new languages and systems in a short time. Her experience now covers programing in several languages, Electronic Data Exchange (EDI), PCI compliance and network security, credit card processing technology, integration of different systems and website development.



Eric Nonnenburg

Director of Sales, Merchandising, and Product Development

Eric has a BS in Business Administration, majoring in marketing, from Miami of Ohio University. After working for 3 years as sales manager for Uniforms USA Eric founded his own company Imagewear International, which he sold in 2015 after 13 years. He gained experience in all aspects of the workwear and uniform market including overseas sourcing, and also ran a small sales team.

Eric joined Online Stores as Overseas Sourcing Manager in 2016. The company quickly recognized his strong management skills and he was given additional management responsibility for the companies inside sales team and then for the merchandizing department in 2017.

Offering Summary

Company	Online Stores, Inc.
Corporate Address	1000 Westinghouse Dr., Suite 1,, New Stanton, PA 15672
Offering Minimum	$10,000.00
Offering Maximum	$5,000,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,000
Maximum Number of Shares Offered	2,000,000
Price per Share	$2.50
Pre-Money Valuation	$18,666,877.50

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time Based

Friends and family

Invest in the first 72 hours and receive 15% bonus shares

Super early bird

Invest in the next 72 hours and receive 10% bonus shares

Early bird

Invest in next 7 days and receive 5% bonus shares

Amount Based

$250+ Tier

- All shareholders get additional discounts at all our stores and faster and cheaper shipping options. Shareholders will get special pricing on all our stores, with 5 to 15% off our already low regular prices. They will also get free shipping on orders over $30 on all our stores (normally $50 - $99 depending on the store) and 30% discount on all expedited shipping. In addition, they will get access to exclusive shareholder deals and discounts, which will be sent out monthly by email. The discounted prices will normally stack with our other promotions to enable our shareholders to get double discounts.

$2,500+ Tier

- Invest $2,500 and receive 15% bonus shares

$5,000+ Tier

- Invest $5,000 and receive 20% bonus shares

$10,000+ Tier

- Invest $10,000 and receive 20% bonus shares + $500 in free products each year as long as the original purchaser still owns all the stock

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Online Stores, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Online Stores to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script for Pitch Video

Kevin: When it comes to e-commerce, success as the little guy is actually big business.

Did you know there are 2,000 niche online retailers in the US? That's 2,000 different websites, fulfillment, and customer service operations vying for a little slice of the pie.

These companies combine for $50 billion dollars worth of the obscure stuff we buy online—like parts for a chimney and Kazakhstan flags—and all the stuff big e-comm retailers won't touch.

You know who already supplies and sells that obscure stuff? We do.

We're Online Stores, one of the largest suppliers of commercial flagpoles, stove and chimney pipes, and stick flags in the US. If that sounds random and obscure—good.

Here are some more random and obscure items we sell: logo hard hats, steel toe boots, LED lighting, women's work wear, gloves, and patio heaters, just to name a few. We love selling diverse products to a diverse group of buyers.

It's allowed us to invest $7 million dollars developing an integrated order processing and warehouse management system that we believe outperforms those used by companies significantly larger than us. We're sure that had something to do with being named one of the Best Online Shops of 2020 by Newsweek.

Now we're ready to scale up by acquiring similar niche retailers and give Online Stores the national brand recognition it deserves. That is why we are raising more capital.

Here, have a flag stick. And we don't just sell them—we actually make a lot of the products we sell.

Founded over 20 years ago in my basement, we've more than doubled in size in the past decade to $55 million in annual sales. Now, we're one of America's largest niche retailers—spread across 8 diversified websites that combine for 15 million visits and half a million orders a year.

We've grown at a 22% average compound growth rate for 20 years strong, using only retained profits and a secured bank line of credit.

We're ready to be the big guy but with a common touch. An alternative to big marketplaces—with a carefully curated selection of the best items, backed by real Americans you can actually talk to, five star ratings that aren't generated by bots or paid writers overseas, and a respect for the employees and customers who got us here.

Accurate product information and US flags that are really made in the US, all at prices often lower than the giant online retailers.

Invest with Online Stores today. We are a strong profitable business with an excellent track record of growth and acquisitions.

Investors get additional discounts on our already low prices, plus faster and cheaper shipping options.

Let’s give the little guy a big name by streamlining the way America shops for obscure and niche goods.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.